SOCIAL MEDIA GATEWAYS

2022 Report

Dear investors,

Since the incorporation of the SMG PaySoko Project as its own corporate entity (PaySoko Systems, Inc.) last year, the team has been working hard, making great strides forward, achieving and already surpassing many of the strategic goals on the 2023 PaySoko roadmap.

The major focus has been on building and enhancing the critical, multi-faceted infrastructure that underlies and drives the technical, business, and marketing sides of the company, essential for exponential growth to accelerate PaySoko's path to profitability.

The PaySoko marketplace has a B2B2C model comprising three entities: The Businesses supplying the goods and services, The Influencers marketing the goods and services, and The Customers purchasing the goods and services.

Over one thousand Businesses and several thousand Influencers have been onboarded. We are planning to launch the expanded PaySoko Marketplace and gain a very large numbers of Customers during starting Q3 this year!

PaySoko Systems is working strategically in public-private partnerships with county Governors and other Kenyan officials and agencies on major MSME initiatives to boost the nation's digital economy. PaySoko Systems plays a key role in the government's plans for the future of this important sector.

The PaySoko platform has been enhanced with additional features and solutions that are important to a broad range of businesses. The enhancements include mico-services for eCommerce, on-demand services, contributions, tips and donations, dynamic payment links, single product one-click eCommerce pages, and a secure payment feature that provides customers with the ability to pay, tip, and donate anonymously.

PaySoko Systems now has agents dedicated to onboarding MSMEs, especially the large numbers located in remote rural areas, who are clamoring for access to the PaySoko Marketplace.

Stay tuned for some major announcements! You can follow our new PaySoko Systems Wefunder page here: Wefunder.com/PaySoko.Systems

We need your help!

Investors can further invest or can refer new business and partnership opportunities that will compliment or leverage our solutions. The product suite can handle the SME, micro-entrepreneur, large enterprise business models as well as non-profits.

There is an increasing need for brands in developing countries and the US to have access to digital transformation tools at affordable rates.

Sincerely,

Tommy Richardson

CTO

Ed Hohmann

Treasurer

Moses Kusasira

CEO

Our Mission

Our goal is to be the market leader in borderless ecommerce and mobile digital payments globally.

See our full profile

How did we do this year?



Report Card

B+

The Good

- We continued to innovate, and service new and existing clients.
- We grew our partner network.
- We helped to enhance the PaySoko solutions.

The Bad

- We did not raise a lot of capital.
- We did not grow the company at a rapid pace.
- We were a member of Silicon Valley bank and experienced a shift in the markets since the Silicon Valley bank transition.

2022 At a Glance

January 1 to December 31



$$$$

$61,200 +4%
Revenue



-$123,705
Net Loss



IOU!

$383,570 [1%]
Short Term Debt



$0
Raised in 2022



$15,200
Cash on Hand
As of 02/15/23

INCOME | BALANCE | NARRATIVE



Revenues Profit

$58,780 $61,200



$-69,469
$-123,705
2021
2022

Net Margin: -202% | Gross Margin: 22% | Return on Assets: -24% | Earnings per Share: -$9,515.77 | Revenue per Employee: $20,400 | Cash to Assets: 4% | Revenue to Receivables: 112%

Debt Ratio: 75%

SMG_Financial_Summary_2022_updated.pdf

SMG_Financial_Summary_2021_updated.pdf

SMG_Financial_Summary_2020H_updated.pdf

SMG_Financial_Summary_2019H_updated.pdf

We ❤ Our 89 Investors

Thank You For Believing In Us

Maxwell Rabah
David Macario
Anthony W HAYWOOD
Robert Kenney
Patrick Lawrence
Grass Roots Trucking LLC
Ryan Ayler
Bob Nyangweso
Kelly A MITCHELL
Brandon Igdalsky
Kenyatta Dailey
Andrew Collins
Denise Acomb

Tommy Richardson
Euric Edwards
Michael Kamire
Robert Soper
Anne Munyasia
Brian Morris
Michael Libatique
Radhika Iyengar
Michael SEIUM
Willie R Johnson
David C. Sweetser
Mpho Mosia
Fabio Pencle

Ed Hohmann
Mohammad Ashrafi
Derick Mokgahla
Jorden Woods
Mary Gathungu
Fran Moore
MarcAnthony Libatique
Thomas M Mcnamara
Isaiah Fomunyam
Kathleen Alice Sweetser
Larry Balfour
Catherine Bett
Felix Vayssieres

Kenneth Stewart, D.O.
Darian Patchin
Larry Parker
Mary Nankya
Caesar Jackson
Macrine Okeyo
Tia Bond
Martin Kusasira
Mhretab TEWOLDE
Kelley Jayne Sweetser
Jay James
Denis Kivuthi
Radhika Iyengar

Daniel Kihanya
Emme Kusi
Scott Seidewitz
Ryan Paul
Gregorio Vigil
Roger Romain
Dan Owili
María Rodriguez
Faith Nthiga
Camille Beydon
Meshack Mulupi
Karen Meredith
Kishan Emens

Scott Travis
Darin Roberts
Virginia Carlson
Marie Boyo
Andrew Gilliam
Moses Kusasira
Philecia Vassell
Lisa Scott
Manny Libatique
Suchai Gumtrontip
Suzanna Cecilia Ruiz
Terrance Lawson

Mitchell Roe
Moses Kusasira
Mini Suri
Andy Salandy
Ernest Afatika
Macrine Okeyo
Peterson Munyasia
Irene Nabbosa Serunkuma
Mercy Mukomah
Prabu Manickam
Gladys MEKENYE
Sindhu Bhaskar

Thank You!

From the Social Media Gateways Team



Moses Kusasira
CEO



Tommy Richardson
COO



Ed Hohmann
CTO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ed Hohmann	CTO @ Social Media Gateways, Inc.	2012
Tommy Richardson	COO @ Social Media Gateways, Inc.	2012
Moses Kusasira	CEO @ Social Media Gateways, Inc.	2012

Officers

OFFICER	TITLE	JOINED
Ed Hohmann	CTO	2012
Tommy Richardson	COO	2012
Moses Kusasira	CEO	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Tommy Richardson	3,500,000 Common Stock	21.5%
Moses Kusasira	5,100,000 Common Stock	31.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2012	$70,000		Other
10/2012	$30,000		Other
04/2013	$150,000		Other
05/2013	$150,000		Other
08/2013	$100,000		Other
08/2013	$200,000		Other
03/2014	$150,000		Other
03/2014	$300,000		Other
04/2014	$25,000		Other
06/2014	$50,000		Other
08/2014	$50,000		Other
08/2014	$50,000		Other
08/2014	$350,000		Other
12/2014	$375,000		Other
12/2014	$25,000		Other
04/2015	$25,000		Other
04/2015	$50,000		Other
05/2015	$175,000		Other
06/2015	$100,000		Other
07/2015	$100,000		Other
08/2015	$100,000		Other
09/2015	$20,000		Other
10/2015	$5,000		Other
11/2015	$50,000		Other
11/2015	$10,000		Other
12/2015	$88,000		Other
01/2016	$10,000		Other
03/2016	$20,000		Other
04/2016	$15,000		Other
08/2017	$29,500		Other
10/2017	$100,000		Other
12/2019	$139,200		Other
12/2020	$30,000		Other
09/2021	$100,544		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
08/31/2012	$70,000	6.0%	20.0%	$6,000,000	02/28/2014
10/17/2012	$30,000	6.0%	20.0%	$6,000,000	04/08/2012
04/12/2013	$150,000	6.0%	25.0%	$7,500,000	10/12/2014
05/12/2013	$150,000	6.0%	25.0%	$7,500,000	11/12/2014
08/16/2013	$100,000	6.0%	20.0%	$9,000,000	02/16/2015
08/29/2013	$200,000	6.0%	25.0%	$9,000,000	02/28/2015
03/03/2014	$150,000	6.0%	20.0%	$10,000,000	09/03/2015
03/11/2014	$300,000	6.0%	25.0%	$10,000,000	09/11/2015
04/21/2014	$25,000	6.0%	20.0%	$10,000,000	10/21/2015
06/18/2014	$50,000	6.0%	20.0%	$10,000,000	12/18/2015
08/12/2014	$50,000	6.0%	20.0%	$10,000,000	02/12/2016
08/19/2014	$50,000	6.0%	20.0%	$10,000,000	02/19/2015
08/22/2014	$350,000	6.0%	25.0%	$10,000,000	02/22/2016

12/19/2014	$375,000	6.0%	25.0%	$10,000,000	06/19/2016
12/24/2014	$25,000	6.0%	20.0%	$10,000,000	06/24/2016
04/14/2015	$25,000	6.0%	20.0%	$10,000,000	10/14/2016
04/29/2015	$50,000	6.0%	20.0%	$10,000,000	10/29/2016
05/04/2015	$175,000	6.0%	20.0%	$10,000,000	11/04/2016
06/03/2015	$100,000	6.0%	25.0%	$10,000,000	12/03/2016
07/02/2015	$100,000	6.0%	25.0%	$10,000,000	01/02/2017
08/11/2015	$100,000	6.0%	25.0%	$10,000,000	02/11/2017
09/18/2015	$20,000	6.0%	20.0%	$10,000,000	03/18/2017
10/28/2015	$5,000	6.0%	20.0%	$10,000,000	04/28/2017
11/05/2015	$50,000	6.0%	20.0%	$10,000,000	05/05/2017
11/19/2015	$10,000	6.0%	20.0%	$10,000,000	05/19/2017
01/07/2016	$10,000	6.0%	20.0%	$10,000,000	07/07/2017
03/11/2016	$20,000	6.0%	20.0%	$10,000,000	09/11/2017
04/04/2016	$15,000	6.0%	20.0%	$10,000,000	10/04/2017
08/21/2017	$29,500	6.0%	20.0%	$10,000,000	02/21/2019

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Moses Kusasira, Tommy Richardson and Ed Hohmann	12/18/2015	$88,000	$88,000	0.0%		Yes
Moses Kusasira, Tommy Richardson and Ed Hohmann	10/24/2017	$100,000	$100,000	0.0%		Yes
Moses Kusasira, Tommy Richardson and Ed Hohmann	12/27/2019	$139,200	$139,200	0.0%		Yes
Moses Kusasira, Tommy Richardson, Ed Hohmann	12/31/2020	$30,000	$30,000	0.0%		Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	20,000,000	3,897,652	Yes
Common Stock	20,000,000	10,250,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	6,000,000

Risks

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

As with any investment, participating in this fundraise involves a certain degree of risk that you may not realize a significant return, or any return at all, and that you could possibly lose your entire investment

Our financial projections are based on our market knowledge and experience in operating in the United States and Africa and upon the past performance of our systems and products. However, because actual future performance depends upon market conditions and events, these projections should not be relied upon solely for the purpose of making investment decisions.

The COVID-19 pandemic has disrupted certain business practices between local merchants and customers. This has accelerated the need for digital transformation which requires a learning curve. Our success depends upon the merchants learning how to leverage our products and services for maximum benefit, and also upon consumer acceptance.

Our future in Africa depends upon being able to meet the government rules and licensing regulations of multiple countries. Local government laws in Africa vary greatly from nation to nation and there are often many expenses involved in doing business in each country.

Our future success depends upon capturing early market share in the payment aggregator and Remittance as a Service space. Since we are merging two industries to make it convenient for consumers and merchants to remotely and securely transact with each other, failure to obtain significant early market share will adversely impact revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our success in Africa depends upon having adequate financing to complete the deployments there. Due to the nature of the economic ecosystem, the deployments require local teams to onboard both Merchants and Consumers.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them.

They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Social Media Gateways, Inc.

- Delaware Corporation

- Organized April 2012
- 3 employees

3960 Howard Hughes
Las Vegas NV 89169

https://SocialMediaGateways.com

Business Description

Refer to the Social Media Gateways profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Social Media Gateways is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.